SEC FILE NUMBER 001-35424

CUSIP NUMBER 43785V102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 12b-25
___________________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________________________

 PART I
REGISTRANT INFORMATION
HOMESTREET, INC.
Full Name of Registrant
601 Union Street, Suite 2000
Address of Principal Executive Office (Street and Number)
Seattle, Washington 98101
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant did not timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”). The delays could not be eliminated without unreasonable effort or expense. The delay in filing the Form 10-Q resulted from management’s identification of a deficiency in its internal controls over financial reporting related to fair value hedge accounting, which management assessed as a “material weakness” within the meaning of Auditing Standard No. 5, as established by the Public Company Accounting Oversight Board, or “PCAOB.” The Registrant has not restated, and does not expect to restate, prior period financial statements in response to this deficiency, as the amount of the misstatements in its prior financial statements, individually and in the aggregate, are immaterial to the Registrant’s financial condition, results of operations and cash flows. The Registrant expects to take certain steps during its fourth fiscal quarter to modify its internal control over financial reporting in order to correct the deficiency.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Registrant that are based on the beliefs of the management of the Registrant. These forward-looking statements include statements about the timing and effectiveness of the remedial measures for the material weaknesses identified by management. These statements are subject to risks and uncertainties, including the possibility that other deficiencies in disclosure controls and procedures may be discovered, that the disclosure of this defect may result in volatility in our stock price or a loss of confidence in our management team, and that the remedial measures we identify cannot be fully implemented within the intended timeframe or that they will not be fully effective in resolving the identified deficiency. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark K. Mason	(206)	623-3050
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HomeStreet, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2014	By:	/s/ Mark K. Mason
Name: Mark K. Mason
Title: Chief Executive Officer (Principal Executive Officer)